Exhibit 4

Grown Rogue Provides New Jersey Cultivation Update

●	Preliminary revenue for Grown Rogue’s New Jersey cultivation affiliate, ABCO Garden State, LLC (“ABCO”), was US$1.8 million in the first quarter, with preliminary gross margin between 55%-60%

●	Grown Rogue funded the majority of its investment in ABCO with senior secured promissory notes that require repayment before any distributions are made, with a March 31 balance of US$8.2 million, including accrued interest.

●	Grown Rogue plans to exercise its rights to convert to 70% ownership of ABCO in the Fall of 2026 from its current 44%; current New Jersey regulations prevent an earlier conversion.

●	Under accounting rules, Grown Rogue does not anticipate being able to consolidate ABCO’s results prior to obtaining 70% ownership; Grown Rogue expects to provide pro forma disclosure regarding ABCO operations to assist investors.

Medford, Oregon, April 15, 2025 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a craft cannabis company born from the amazing terroir of Oregon’s Rogue Valley, is pleased to provide details on the performance and structure of its New Jersey cultivation affiliate, ABCO Garden State, LLC (“ABCO”).

Management Commentary on ABCO Performance

“I’m excited by the initial progress we have seen in New Jersey across cultivation, post-harvest, and sales. We are seeing strong cultivation yields, greater than 60g of flower per square foot of bench space with preliminary gross margin between 55-60%. I’m most pleased about our early progress with yield, quality and cost, as that’s what drives our business and is always a challenge with new facilities in new states as we build the team, acclimate to the facility’s environment and dial in our efficiencies. We have also been encouraged by our sales ramp as we have sold into over 50% of the dispensaries in New Jersey with our flower and pre-roll products, including accelerating re-order trends, providing some early validation with respect to our quality, value, and brand strength,” said Obie Strickler, CEO of Grown Rogue.

“In the first quarter, ABCO had approximately US$1.8M in sales with an average selling price in excess of $2,500 per pound for our whole flower and pre-roll products. We are seeing a wide spread of pricing based mostly on quality and potency, which bodes well for us as we optimize our practices within the facility by driving improved yield, quality, and cost metrics. Our experience in mature markets has taught us that early high prices are a nice bonus to the business, but our long-term success is built around a core of providing maximum consumer value in the craft product tier, with curated genetics and relentless cost control. We anticipate being at full sell through of our Phase I production later this summer. Construction of Phase II is scheduled to start in the second quarter and will double our steady-state production from 500 to 600 pounds per month to 1,000 to 1,2000 pounds per month. Our plan is to balance the additional capacity to coincide with our sell through, incrementally bringing on additional rooms starting in the second half of the year with full capacity and sell through anticipated in early 2026. We look forward to providing additional details when we report first quarter earnings,” continued Mr. Strickler.

Management Commentary on ABCO Financial Reporting

For 2024 and 2025, Grown Rogue expects its investment and operational support in ABCO to be reflected in its financial statements in the following ways:

1.	Both accrued and paid interest on the principal balance of notes receivables, including the convertible note, of $8,166,667 reflected as interest income on the income statement, which is expected to total approximately $1,400,000 for 2025 and was approximately $725,000 in 2024

2.	Consulting fees to reimburse Grown Rogue for time and efforts towards the build out and ongoing operational support will be reflected as services revenue in the Corporate segment on the income statement. These fees are expected to be approximately $60,000 per month

3.	A 44% pro-rata share of ABCO’s net income reflected as a gain/loss using the equity method on the income statement

4.	Payments of principal and interest will be reflected in cash flows from investing activities on the statement of cash flows

“Just as our company evolves, our financial reporting evolves with it. Our goal is to provide investors insight into the core drivers of our business. With ABCO becoming a significant contributor to our company in 2025 and accounting rules that will likely not allow for its full consolidation until our 70% ownership option is exercised in the fall of 2026, we are committing to showing investors pro forma results for ABCO, which should provide investors the same transparency as we provide for our Oregon and Michigan operations,” stated Andrew Marchington, CFO of Grown Rogue.

“The majority of the capital Grown Rogue has deployed in ABCO has been structured through secured loans. Not including our convertible loans totaling $1,050,000, the current outstanding balance of our term and bridge loans as of March 31, 2025 is $8,109,317, including accrued interest,” continued Mr. Marchington. “The repayment of these notes are structured to be paid as a first priority before the distribution of any profits to ABCO partners. We believe this is a preferred deal structure for Grown Rogue shareholders despite its complex impact on our financial statements.”

About Grown Rogue

Grown Rogue International Inc. (CSE: GRIN | OTC: GRUSF) is a craft cannabis company operating in Oregon, Michigan, New Jersey and Illinois, focused on delighting customers with premium flower and flower-derived products at fair prices. The Company’s roots are in Southern Oregon, where it has proven its capabilities in the highly competitive and discerning Oregon market. The Company’s passion for quality product and value, combined with a disciplined approach to growth, prioritizes profitability and return on capital without sacrificing quality. The Company’s strategy is to pursue capital eﬃcient methods to expand into new markets, bringing craft-quality product at fair prices to more consumers. The Company also continues to make modest investments to improve outdoor craft cultivation capabilities in preparation for eventual interstate commerce. For more information, visit www.grownrogue.com.

FORWARD-LOOKING STATEMENTS

This press release contains statements which constitute “forward‐looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward‐ looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward‐looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward‐looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward‐looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on Sedar.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward‐looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward‐looking information except as otherwise required by applicable law.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR+ at www.sedarplus.ca. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue, please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer

obie@grownrogue.com

Jakob Iotte

Vice President of Investor Relations

jakeiotte@grownrogue.com

(458) 226-2662

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